January 20, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (912)754-1398

Mr. Harry Shearhouse
President and Chief Executive Officer
Citizens Effingham Bancshares, Inc.
802 South Laurel Street
Post Office Box 379
Springfield, Georgia 31329

Re:	Citizens Effingham Bancshares, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2004
Form 10-QSB for the Fiscal Quarters Ended March 31, 2005, June 30, 2005, and September 30, 2005
	File No. 333-07914

Dear Mr. Shearhouse:

      We have reviewed your response letter dated January 13, 2006, and have the following additional comments.


Management`s Discussion and Analysis

Asset Quality, page 27

1. We refer to prior comment 2 in our letter dated December 15, 2005.
We read the discussion regarding the allowance for loan losses which you plan to include in your next annual report on Form 10-KSB. Please explain in your response letter your process for determining the component(s) of the allowance for loan losses which is specific to certain individual problem loans, or tell us why you do not consider such a process necessary. Please revise your proposed discussion as necessary.


2. As a related matter, please revise your disclosure to clarify how you are considering the additional risks of future losses which cannot be quantified precisely or attributed to particular loans in your determination of the current allowance for loan losses, and provide additional discussion as necessary in your response letter.
For example, in the fourth paragraph of your proposed discussion, you cite the state of the local economy as an uncertainty that affects management`s judgment as to the adequacy of the allowance. However, it is unclear how management is using this risk of future losses in determining the losses currently inherent in the loan portfolio.

3. We refer to prior comment 4. We also noted in your proposed discussion that the losses for which the allowance has been established have been described as other than probable. For example, the description "potential" is used in the first paragraph of the proposed discussion. Please remove such descriptions from your disclosures regarding the allowance for loan losses, as the guidance provided by FAS 5 and FAS 114, as amended, does not prescribe accruals for potential, possible, or future losses.


Form 10-QSB filed May 13, 2005, August 15, 2005, and November 14,
2005

Exhibit 31 - Certifications

4. We refer to prior comment 6. Please file a Form 10-QSB/A on EDGAR for each of your fiscal 2005 quarters, and revise Exhibit 31 to indicate that the officer is signing as both the principal executive officer and principal financial officer. Please also revise the certifications which will be filed in your Forms 10-QSB/A to comply with all requirements under Item 601(b)(31) of Regulation S-B as referenced in prior comment 5.


* * * * *




       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Amanda Roberts, Staff Accountant, at
(202)551-
3417 or me at (202)551-3492 if you have questions.


Sincerely,



      John P. Nolan
Accounting Branch Chief


Mr. Harry Shearhouse
Citizens Effingham Bancshares, Inc.
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